kgb
655 Madison Avenue, 21st Floor
New York, NY 10065
VIA EDGAR AND OVERNIGHT DELIVERY
March 19, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	kgb Registration Statement on Form S-1 Filed December 14, 2007 File No. 333-148097
Dear Mr. Spirgel:
     On December 14, 2007, kgb, a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-148097) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
     The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.
     Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at kgb, 655 Madison Avenue, 3d Floor, New York, New York, 10065, facsimile number (212) 909-8283, with a copy to the Company’s counsel, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, 10017, Attn: Joseph H. Kaufman, Esq., facsimile number (212) 455-2502.
     Please do not hesitate to contact me directly if you have any questions regarding this matter.

Very truly yours, kgb
/s/ Jennifer Nellany
Jennifer Nellany
Global General Counsel